APPOINTMENT OF DIRECTORS TO SUBSIDARY BOARD

Severn Trent Plc announces today that the following Non-executive Directors of Severn Trent Plc have been appointed as Non-executive Directors of Severn Trent Water Limited with effect from 2 March 2007:

Sir John Egan*
Dr Bernie Bulkin
Richard Davey
Martin Houston
John Smith

* Sir John Egan becomes Chairman of Severn Trent Water Limited.

Mike McKeon, the Group Finance Director of Severn Trent Plc, is appointed as an Executive Director of Severn Trent Water Limited.

Following the above appointments, the Boards of Directors of Severn Trent Plc and Severn Trent Water Limited are identical.

For further information contact:

Peter Gavan
Director of External Affairs
Severn Trent Plc
0121 722 4310